Atlas south sea pearl

ACN 009 220 053

Atlas Pacific Ltd

17th January 2008

The Manager
Australian Stock Exchange
Exchange Plaza
2 The Esplanade
PERTH WA 6000

[redacted]

Dear Sir,

RE: 2007 preliminary results and Future production targets

Atlas South Sea Pearl Ltd ("Atlas") harvested 185,600 pearls (109,600 momme) in 2007 compared to 234,200 pearls (93,300 momme) in 2006. Revenue from the sale of loose pearls in 2007 was A$13.3M compared to A$10.8M in 2006. Revenue from the sale of loose wholesale pearls increased by 27% in Japanese Yen terms in 2007 compared to 2006 but the stronger AUD has resulted in an increase of only 23% in reported results. The quantity of pearls sold in 2006 and 2007 was similar but with larger average pearl size in 2007, the weight was improved. Atlas expects to harvest in excess of 200,000 pearls in 2008 and more than 250,000 pearls in 2009.

The group's total sales revenue for 2007 is in the order of $14.5M with the additional income generated from jewellery, by-product and other services. Net profit before tax is expected to be around $5.4M as previously projected. All financial results are still subject to audit review and Board approval.

Atlas paid fully franked dividends of 4 cents per share in 2007 (2006 - 3.5 cents per share) which represents a dividend yield of around 10%. Based on the current years expected profit, Atlas shares are trading at a price earnings (PE) multiple of nearly 10x.

The company's future objectives are to:

- Increase pearl production by 60% within five years from the introduction of the Malaysia project;
- Increase pearl sales revenue by 80% to around A$24M within five years;
- Expand the vertical integration of the business to take advantage of further value adding opportunities, build strong brand recognition and increase geographic and product risk diversification.

Atlas continues to strive for efficiencies through enhancing its pearl quality and ensuring that pearl production is undertaken with the maximum of cost effectiveness. Pearl quality has been enhanced over the last few years. The ongoing genetics research that it is being undertaken with James Cook University is already having a positive impact on the company's farming

43 York Street, Subiaco, WA 6008 Australia • PO Box 8015, Subiaco East, WA 6008, Australia
TELEPHONE (61) (8) 9380 9444 • FACSIMILE (61) (8) 9380 9970 • WEBSITE http://www.atlaspacific.com.au • EMAIL atlas@atlaspacific.com.au

practices. Breeding has commenced with selected oyster families with strong growth traits. The company recognises that its product has become more commoditised and that success will only be achieved through maintaining its good record of high quality, consistent pearls.

Atlas's Indonesian operations achieved the seeding of 370,000 virgin (first time operated) oysters and a further 33,000 re-operated oysters in 2007 compared to a total of 377,000 in 2006. The company has been able to demonstrate an increase in its future earnings capacity while continuing to maintain its reserve of juvenile oysters for future operations. The hatchery results for 2007/08 have been below previous years but the season is not yet finished and there are reserves in place from previous good seasons.

The feasibility for the Malaysia project shows that the company should be able to increase its first operation oyster seedings by 200,000 within 3 years, increasing to 320,000 by 2015. These targets are achievable if sufficient juvenile oysters are available from hatcheries in Indonesia and Sabah. Quality will not be compromised to achieve these seeding numbers. Construction of the first infrastructure and the transfer of the first oysters from Indonesia will commence in Semporna in the first quarter of 2008.

Malaysia is likely to provide better opportunities for expanding Atlas's pearl jewellery manufacturing capabilities. It has a strong jewellery industry and a well educated and trained workforce. Foreign investment is encouraged with a number of incentives including tax benefits and grants for the development of businesses, especially where there are value-adding components. Malaysia, Brunei, Thailand and other SE Asian countries are attractive in terms of expanding the jewellery brand through retail outlets, either owned or licensed. Planning has commenced for the expansion of this part of the business.

Yours faithfully

GEORGE SNOW
Chairman

END